UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated October 4, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 190307), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 3 October 2013 entitled:

‘ANDY HALFORD ANNOUNCES INTENTION TO LEAVE VODAFONE

NICK READ TO BE APPOINTED AS GROUP CHIEF FINANCIAL OFFICER

SERPIL TIMURAY APPOINTED AS CHIEF EXECUTIVE, AFRICA, MIDDLE EAST AND ASIA-PACIFIC’

3 October 2013

ANDY HALFORD ANNOUNCES INTENTION TO LEAVE VODAFONE

NICK READ TO BE APPOINTED AS GROUP CHIEF FINANCIAL OFFICER

SERPIL TIMURAY APPOINTED AS CHIEF EXECUTIVE, AFRICA, MIDDLE EAST AND ASIA-PACIFIC

Vodafone Group today announced that its Group Chief Financial Officer, Andy Halford, has informed the Board that after almost nine years in role, he intends to leave the Group at the end of March 2014 after the conclusion of Vodafone’s transaction with Verizon Communications Inc. The Board has decided to appoint Nick Read as Group Chief Financial Officer-designate, effective 1 January 2014. He will be appointed to the Vodafone Group Board on 1 April 2014. Nick Read will be succeeded as Chief Executive of the Africa, Middle East and Asia-Pacific (AMAP) region by Serpil Timuray on 1 January 2014. Both will report to Vodafone Group Chief Executive Vittorio Colao.

Andy Halford joined Vodafone in 1999. He was appointed Chief Financial Officer for Northern Europe, the Middle East and Africa in 2001 and became the Chief Financial Officer of Verizon Wireless – Vodafone’s US joint venture with Verizon Communications Inc. – in 2002. He was appointed to the Vodafone Group Board as Group Chief Financial Officer in 2005.

Nick Read joined Vodafone in 2001. He was the Chief Financial Officer at Vodafone’s UK operating company before being appointed UK Chief Executive in 2006. He was appointed to the role of Chief Executive for the AMAP region in 2008. Prior to joining Vodafone, Nick Read spent 10 years at Federal Express Worldwide where he was Vice President and Chief Financial Officer for Europe. He was also the former Chief Financial Officer of Miller Freeman Worldwide plc, the largest division of United News and Media Plc.

Serpil Timuray was appointed Chief Executive of Vodafone Turkey in 2009. She was appointed as a Director on the Board of Vodacom Group in South Africa in September 2012. Previously General Manager with Danone Turkey, Serpil Timuray began her career with Procter and Gamble. She will be succeeded as Vodafone Turkey Chief Executive by Gokhan Ogut who is currently Vodafone Turkey Chief Commercial and Operations Officer.

Vodafone Group Chairman Gerard Kleisterlee said: “Andy has made an enormous contribution to Vodafone during his fifteen years with the Group and his tenure as Group Chief Financial Officer and member of the Board. His prudent financial stewardship has contributed greatly to substantial value creation for Vodafone and its shareholders, and he will leave Vodafone with our gratitude and best wishes for the future. Nick combines extensive operational leadership across some of Vodafone’s most important and complex markets with a detailed understanding of the industry challenges and opportunities of greatest interest to investors. I am delighted to welcome him to the Board.”

Vodafone Group Chief Executive Vittorio Colao said: “Andy and I have worked together for many years: he has played an integral role in creating immense value for our shareholders and shaping the future direction of the Group. Andy has been a fantastic colleague, and the team and I are grateful for everything he has achieved in his time with Vodafone. Over the last five years, Nick has led the AMAP region through a period of rapid growth, increasing revenues and profits in our major emerging markets businesses. He is a highly experienced contributor to the Group’s long-term strategy, and I look forward to working with him in his new role. Nick will be ably succeeded by Serpil, one of Vodafone’s most accomplished senior leaders with a strong commercial and operational track record in a key growth market.”

Vodafone Group Chief Financial Officer Andy Halford said: “It has been a privilege to work for one of the greatest businesses of our era for almost half of its life and to have been involved with Verizon Wireless from the earliest days. Next year will be the right time for me to move on and seek the next challenge in my career, and I thank the Board, Vittorio and the team for their support over the years.”

- ends -

For further information

Vodafone Investor Relations

Tel:  +44 (0) 7919 990230

www.vodafone.com/investor

Vodafone Group Media

Tel:  +44 (0) 1635 664444

www.vodafone.com/media

About Vodafone

Vodafone is one of the world’s largest telecommunications companies with approximately 409 million customers in its controlled and jointly controlled markets as of 30 June 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 4, 2013	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary